HODL Twitter Spaces – Social Posts Promoting 2/7/2024 Event & Event Transcript Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-251808 February 7, 2024

The below screenshots show the disclosures, prospectus, and HODL fund page linked nearby the event.

VANECK

IMPORTANT DEFINITIONS & DISCLOSURES

Bitcoin (BTC) is a decentralized digital currency, without a central bank or single administrator, that can be sent from user to user on the peer-to-peer bitcoin network without the need for intermediaries.

This is not an offer to buy or sell, or a recommendation to buy or sell any of the securities, financial instruments or digital assets mentioned herein. The information presented does not involve the rendering of personalized investment, financial, legal, tax advice, or any call to action. Certain statements contained herein may constitute projections, forecasts and other forward-looking statements, which do not reflect actual results, are for illustrative purposes only, are valid as of the date of this communication, and are subject to change without notice. Actual future performance of any assets or industries mentioned is unknown. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. VanEck does not guarantee the accuracy of third party data. The information herein represents the opinion of the author(s), but not necessarily those of VanEck or its other employees.

VanEck Bitcoin Trust ("HODL") Important Disclosures

The material must be preceded or accompanied by a prospectus. An investment in the Trust may not be suitable for all investors. Before investing you should carefully consider the VanEck Bitcoin Trust's (the "Trust") investment objectives, risks, charges and expenses.

Investing involves risk, and you could lose money on an investment in the Trust. The value of Bitcoin is highly volatile, and the value of the Trust’s Shares could decline rapidly, including to zero. You could lose your entire principal investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus. The Trust's investment objective is to re�ect the performance of Bitcoin less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Bitcoin. The Trust is not an investment company registered under the Investment Company Act of 1940 (“1940 Act”) or a commodity pool for the purposes of the Commodity Exchange Act (“CEA”). Shares of the Trust are not subject to the same regulatory requirements as mutual funds. As a result, shareholders of HODL do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections a�orded by the CEA. Because shares of the Trust are intended to re�ect the price of the Bitcoin held in the Trust, the market price of the shares is subject to �uctuations similar to those a�ecting Bitcoin prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns. Trust shares trade like stocks, are subject to investment risk and will �uctuate in market value. The value of Trust shares relates directly to the value of the Bitcoin held by the Trust (less its expenses), and �uctuations in the price of Bitcoin could materially and adversely a�ect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the Bitcoin represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of Bitcoin represented by each Share will decline over time.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The Sponsor of the Trust is VanEck Digital Assets, LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation. VanEck Digital Assets, LLC., and Van Eck Securities Corporation are wholly-owned subsidiaries of Van Eck Associates Corporation.

General Digital Asset Disclosures

Investments in digital assets and Web3 companies are highly speculative and involve a high degree of risk. These risks include, but are not limited to: the technology is new and many of its uses may be untested; intense competition; slow adoption rates and the potential for product obsolescence; volatility and limited liquidity, including but not limited to, inability to liquidate a position; loss or destruction of key(s) to access accounts or the blockchain; reliance on digital wallets; reliance on unregulated markets and exchanges; reliance on the internet; cybersecurity risks; and the lack of regulation and the potential for new laws and regulation that may be difficult to predict. Moreover, the extent to which Web3 companies or digital assets utilize blockchain technology may vary, and it is possible that even widespread adoption of blockchain technology may not result in a material increase in the value of such companies or digital assets.

Digital asset prices are highly volatile, and the value of digital assets, and Web3 companies, can rise or fall dramatically and quickly. If their value goes down, there's no guarantee that it will rise again. As a result, there is a significant risk of loss of your entire principal investment.

Digital assets are not generally backed or supported by any government or central bank and are not covered by FDIC or SIPC insurance. Accounts at digital asset custodians and exchanges are not protected by SPIC and are not FDIC insured. Furthermore, markets and exchanges for digital assets are not regulated with the same controls or customer protections available in traditional equity, option, futures, or foreign exchange investing. Digital assets include, but are not limited to, cryptocurrencies, tokens, NFTs, assets stored or created using blockchain technology, and other Web3 products. Web3 Companies include but are not limited to, companies that involve the development, innovation, and/or utilization of blockchain, digital assets, or crypto technologies. All investing is subject to risk, including the possible loss of the money you invest. As with any investment strategy, there is no guarantee that investment objectives will be met and investors may lose money. Diversi�cation does not ensure a pro�t or protect against a loss in a declining market. Past performance is no guarantee of future results. © Van Eck Associates Corporation, 666 Third Avenue, New York, NY 10017 Phone: 800.826.2333 Email: info@vaneck.com

Twitter Spaces Event Transcript C The views and opinions express are those of the speakers in this event are current as of today's date, subject to change without notice, and are not necessarily those of VanEck or its other employees. C Commentaries such as this are general in nature and should not be construed as investment advice or any call to action. Any discussion of specific securities herein is neither an offer nor recommendation to buy or sell these securities or to adopt any investment strategy. C Past performance is no guarantee of future results. An investment in the VanEck bitcoin Trust may not be suitable for all investors. The value of bitcoin is highly volatile, and the trust's share value could decline rapidly. C You could lose your entire principal investment. The trust is not an investment company registered under the Investment Company act of 1940 or a commodity pool for the purposes of the Commodity Exchange act, and thus offers investors fewer protections. C Please carefully read the prospectus. D Kendall, thanks for reading all those disclosures. I could see everybody's, uh, thumbs down emojis, uh, in the spaces here. Thanks for your patience. Um, thanks, everyone, for joining. D We wanted to host this, um, spaces to bring awareness to some of our community efforts in the bitcoin ecosystem. Uh, for those of you who have been sleeping under a rock, uh, there are now eleven spot bitcoin ETFs now live.

D They've attracted, uh, about $1.7 billion in net flows since inception. We've been very pleased with the reception to our offering in the space. Uh, we think we have the best ticker with Hodl. D Uh, we made the biggest seed investment in the ETF, uh, versus any competitor. So Hodl was in the top 5% of all ETF launches in the last five years by the size of seed investment. D Uh, and that reflects our commitment to bitcoin. And we also think that we've, uh, got the best community, uh, thanks to all of our new friends on x, uh, some of you who have joined, and also because of the work that we are doing with Brink, uh, and that's the reason for this. D Spaces. Uh, management here made the decision to donate 5% of the profits from the hotel ETF back to bitcoin core developers. And we're doing that via this relationship with Brink, a, uh, nonprofit in the space that helps to gather and distribute donations to bitcoin devs. D So really thrilled to introduce, um, you today to Mike Schmidt, who is co founder and executive director of Brink, along with Johnny Beer, uh, who is on Brink's board, uh, and also administers the, well, um, regarded Bitmex Research, uh, Twitter handle. D Uh, so thanks to both of you for joining. We've also got, uh, Kyle de Cruz, digital, uh, assets product manager here at Van Eck. Uh, so maybe just kick it off, um, with a simple question for either Johnny or Mike can take it. D Can you introduce us the mission of Brink and how you support bitcoin core devs? A Absolutely. Um, we're also fortunate to be joined by two, uh, of Brink's engineers, Michael Ford, who's here as a speaker and can hopefully chime in at some point, and Gloria Zhao.

A So, um, we're fortunate to have them. I'm not sure they've ever appeared on a Twitter space together, so this might be the first in terms of brink. Brink, as you mentioned, is a nonprofit. We're a 501 in the US, and our mission is the support of the bitcoin software and protocol development. A And the main way we do that is through our grants program, where we support experienced bitcoin engineers in a full time capacity so that they can focus on their important work working on the software underpinning the bitcoin network and the industry more broadly. A So, obviously, bitcoin doesn't have a built in developer funding mechanism. There's no central foundation, there's no developer tax. There was no token fundraise. A And Satoshi didn't leave us as coins. So it is really up to us as a community to support any developer initiatives and support developers directly. So Brink is here to help with that effort by being a way for the community to donate and support to, uh, bitcoin development work. A Um, and we collect those funds from individuals or businesses or in this recent case, funds, and we allocate those to developers that are already doing great work on the bitcoin software. D Yeah, I think a lot of people that are new to the space might think of bitcoin miners as the entities that essentially get paid for mining the coin. Uh, but what I think you're saying is that, uh, those who develop the core protocol are not necessarily miners and are often kind of free agents doing this, uh, on their own time and unpaid. D And those folks, uh, need some funding in order to keep up those efforts. E Right. D And it's completely unrelated to the miners. Is that accurate?

A Yeah, that's right. Um, when bitcoin initially launched, of course, Satoshi was the evangelist, the miner, and the developer all in one. But we sort of developed areas of specialization in the ecosystem. A Miners are off doing mining things, um, and developers are off doing developer things. And for the longest time, nobody got paid to do any bitcoin development, but there was still bitcoin development going on because a lot of folks saw the promise in the software and decided to donate their time. A Developers donated their time for many years, and now we're sort of at this transitional period where over the last many years, we went from one developer being funded to two to three. And now many of the bitcoin developers are being funded in some way. A Um, so there's sort of this transition over time from a purely volunteer based developer base to one that's being funded based on donations in many cases. D So how many developers is brink now funding, and how do you select, uh, those developers who can be eligible to receive funds? What types of criteria must they meet? A Yep, we're funding seven developers right now. Most of those are full time, and some of those are actually in an office in London working together. They wanted an in person place to collaborate. A As you can imagine, developer talent for bitcoin at the high level is somewhat spread out, and collaborating on email and text is sometimes difficult. So we're happy to provide an office for them to collaborate and make sure that folks can be as productive as possible in terms of, uh, how the application process works. A We do collect applications online. Um, all prospective grantees submit an application. Those applications are, of course, filtered for any spam or something that's not a good fit, and then is passed along to Brink's grant committee. A The grant committee consists of myself, Gloria, who is here on the call, Dave Harding, and Christian Decker, all, uh, longtime bitcoiners with very deep technical knowledge. And applications are evaluated for a bunch of things. A One of the main things is, if this proposal were to be fulfilled, what is the impact of bitcoin? So, obviously, we're looking to be good stewards of the dollars that folks like VanEck and others are contributing, and we want to make sure that those dollars are having the largest impact of bitcoin as possible. A So we're looking through applications in that lens, and in every case, really, we end up funding engineers that have had a track record, um, on already delivering on the kind of work that they're looking, uh, for a grant for. A So we're not in a situation where we're speculatively funding somebody who could maybe do XYZ. In basically every case, that person is already doing XYZ, and we are just merely compensating them for the work that they've already proven to do. A Since everything is open source, you can already see what sort of work someone is doing when they're an applicant, so, which is great. And since we've also been involved with the bitcoin tech and developer space for many years, we know many of the developers, and many of the developers also know us. A Maybe, Gloria, maybe you can speak to why it's important to have a developer on our grant committee and your thoughts on that. F Yeah, sure. Um, hopefully you all can hear me. So, as a maintainer of bitcoin core, I'm subscribed to the repos. Right. Like, every time someone makes a comment or opens an issue or a pull request, I get an email.

F Um, by the way, it's a great way to blow up your inbox, but what that allows me to do is I'm able to get a pulse on how often I see someone around kind, um, of quantitatively. F Right. And qualitatively. Um, even if someone does not post 300 times a year or whatever kind of metric someone might come up with, um, I might be able to say, like, yeah, this person's review is exactly what we needed in order to get this through. F Or this person found a bug, um, that was quite critical and cannot be disclosed in any kind of soon time frame, which is why you don't put details about stuff like that. It's not appropriate, um, to talk about vulnerabilities specifically. F Um, but if I'm aware of that kind of stuff, then I can take that into account as a grant committee member. Um, and so I think it's similar with Christian. Uh, he works on lightning, and he's one of the maintainers of core lightning, and he has a really good pulse on lightning development. F Um, and of course, harding, uh, he writes the optech newsletter every week. And so he kind of has an idea of very breadth, just a huge scope of all the kind of research and development and, um, new things, uh, that have emerged in the last week, every single week. F Right. And so he has a really good picture of not just protocol, but also applications and research that doesn't necessarily, um, have. It doesn't appear in the form of pull requests to a repository, for example. F Um, and so we're in the trenches, and we can see exactly who's doing what. And so I really appreciate that brink takes this kind of input when evaluating grant applications, and I think it's really valuable. D Thanks, Gloria. You kind of went out at the end there, but I caught 95% of it. Um, Mike, it was interesting to hear you say that, uh, brink is not in the business of speculating on devs.

D That's, uh, not exactly what one would expect when you hear crypto, you think, um, speculation. But in this case, you're trying to find folks who have a long standing track record. D How do you balance that versus the need to kind of grow the overall number of developers who are contributing to bitcoin core? Is that a different challenge? A Yeah, no, they're related, and we try to participate on both sides of the equation. So, for example, one area that Gloria and others have been participating in, let's say the developer funnel, if you will, maybe someone's slightly technical, and they start wanting to read a book about bitcoin. A For example, Dave Harding's mastering bitcoin. Um, and they start to want to participate in some manner. Engineers from brink, um, along with some other engineers, host monthly bitcoin core pr review sessions, which is a way for experienced developers to sort of throw up a proposed change to bitcoin. A Um, do some sort of preliminary homework for people to explain the background of the change and then ask some questions. And it's a way for folks who are excited about development and wanting to participate to see how Gloria and some of her peers would look at a proposed change and try to do some of that work themselves. A So you have these sort of junior engineers, or maybe they're experienced engineers, but they're new to bitcoin, and they get to see how the experts might review and analyze a particular proposed change to bitcoin in terms of the software level. A So, um, brink engineers are participating at that level in sort of the developer funnel. Um, additionally, and this is something we haven't publicized yet, but we want to take advantage of our London office, and we want to open that up to developers who are maybe not getting a grant from brink.

A Maybe they're getting a grant from another organization, or maybe they don't have a grant at all, but they've shown some promise in some of their thought process or contributions to the bitcoin software project. A And so we'll be announcing this soon, but we have a visitor that we're going to have come to our London office for a month and collaborate with Gloria and the folks there in London to sort of compare notes on what they're working on and what overlaps, as well as potentially level that person up a bit. A And that person can level our grantees up a bit. And so it's a way to, even if someone is already sort of doing development work, to mutually mentor each other towards, um, stronger developers overall. D Can you maybe share some success stories of developers who've been supported by the Brink foundation? I mean, you can dox by name. Or you can just mention a developer. Maybe there's someone who couldn't pay their bills. D Or this uh, allocation really freed them up to do specific, meaningful work that you feel, uh, know, validated the model. A I think good news for us is the first person that comes to mind in that example would be Gloria. And Gloria, maybe you can talk about your journey through bitcoin development, brink fellowship and all that. A And I'm sure you'll be modest so I can come in at the end and give you some extra kudos. F Sure. Yeah. So my story is, I found bitcoin core while I was in college. Um, and I was doing the kind of thing you're supposed to do in college and doing internships at fang companies.

F Um, but then I got m really nerd sniped by bitcoin core to the point where I was like getting up at five in the morning so that I could work on deconcore for 3 hours and then go to work, um, and then come home. F And of course at the time I wasn't getting paid yet, but I was a beginner and I can understand why I wouldn't get a grant at the time. But when I was going to graduate, um, I was looking at my um, google offer that my parents were really excited about. F And then I was looking at the kind of bitcoin open source grant thing that was not very well structured, hard to explain to asian parents type thing. Um, they're like, are you going to get paid? F This is one year. Are you sure you're going to continue to get paid? Um, but I think the amount of support that I was receiving from brink and able to demonstrate to my parents, sorry, it's not really about explaining to my parents, but for me, that's a big part of my memories of why this was a difficult decision. F Um, because it is a very kind of strange career path. Um, but I ended up going with bitcoin and never looked super grateful for the really great balance between independence and freedom, um, and structure when I request it from brink. F Um, so I was the first grantee fellow of brink. And so I worked very closely with John Ubery, who was the other co founder of Brink at the time. Um, and that comes in the form of code review, of course, but also um, kind of this culture of mentorship and just talking to people, um, when needed. F Um, so at the time, John organized these kinds of peer to peer review, club meetings type things, um, in person. And that's how I met Michael, uh, fanquake. Um, and we've kind of continued this tradition of, I don't know exactly how to articulate it, but even in the office, it's like, let's go whiteboard something together.

F Let's go review something in a meeting room together. Um, and, of course, that's also brink. In my first year was how I got introduced to the pr review club, which is something that I co host now with another brinky, uh, Stefan, um, as well as Optek, which is a huge, amazing source of information across all types of things in the coin ecosystem. F Um, and so I've been with brink for three years now. Um, just celebrated the three year anniversary last month. Um, and, yeah, it's a great balance between freedom and structure when I request it. F Yeah, cool. D I think your anecdote about explaining the brink opportunity, uh, to your parents versus bitcoin is actually the perfect example. Right. Because those of us who are either working on open source databases or investing in them, uh, we're looking at this as, um, a way to take margin away from big tech and take talent away from big tech. D And if an organization like brink can literally do that with a candidate who has an offer from Google, uh, then that's the type of work that we think is very valuable and why we are supporting it. D So thank you for those details. Mike, anything you want to add to that? A Yeah, one thing to just piggyback there is, yes, it helps to have some initial funds to be able to offer a one year grant to someone like Gloria, and she can take a chance on, um, this crazy open source bitcoin career that she has taken and run with. A Um, but one thing I'm excited about, looking towards donations and pledges like the one VanEck has, is something that makes it sustainable. Right? I mean, VanEck gave us $10,000 upfront in addition to a pledge of 5% of profits into the future.

A And I think that a bitcoin related business committing long term ten years, uh, I think if we can have more of that, it makes these decisions like the one that Gloria outlined even easier, because there is that pool of funds to make this something, not just a one year grant. A There is a career path there from a financial perspective. So thank you. B There's no question. E And, Gloria, thank you for sharing that story, because, as I peruse through the audience, I see there's a few folks that are in college, some recently out of college, and kind of helping guide through what that process looks like. And how that decision tree can turn out is definitely helpful. E But, Mike, even further to that, we talked about how kind of the selection of developers occurs. But can you talk a little bit more maybe about the process of how the donations are allocated across developers and what that process looks like? A Sure. Uh, in the beginning, when we first got started, we were happy to get some donations from the community, and those went towards, at the time, one year grants. M and we thought we were sort of pushing the envelope a bit with the space by doing one year grants. A And the money that came in was the money that went out. And we hope to get more, uh, in future years. And bull markets come, bear markets come. And luckily we've been able to save funds over the years so that the funds that come in don't necessarily go immediately to pay towards a developer's grant. A We're able to build up some savings so we can weather these bear markets. And so we moved from maybe one donation equals one year of one developer to being able to, um, have those donations start building towards several years for these developers so that they can kind of have some solace in being able to have a sustainable career here.

A Um, in terms of the breakdowns of specific, uh, donations to specific developers, most donations that come in now go to our general fund and aren't attributed to an individual developer. A So it's up to brink and our grant committee, who's overseen by Brink's board, to decide on allocating those funds accordingly based on each applicant and their impact, uh, to bitcoin. A We also have, over the years, grown additional expenses. So at first we were, quote, unquote, just funding development work. Um, and now, as I mentioned, we got an office. We got a bigger office. A We now can sponsor folks to come to London who maybe couldn't get a visa otherwise. Um, we have benefits for some of those developers, and some of those are maybe more traditional benefits. A But also recently we've started sponsoring compute power for developers. So, for example, Gloria and Fanquake have, uh, certain things that they do that require more compute power than maybe is convenient for their particular machine. A So we're happy to sponsor cloud compute power for them to do things like help the build system, continuous integration, testing. Um, and we're continuing to expand on that. A So, um, we've evolved sort of where those monies go, but at the end of the day, it's all going towards making the engineers lives as easy as possible. So they're not the ones who, as traditionally was the case, paying an AWS bill to keep that one server from not falling over so that the build system could complete. A And so we have the next version of bitcoin out. Um, and we're always looking forward to additional opportunities to support developers in nondirect salary or grant ways.

D So what's the mix now, uh, in terms of dev, uh, funding versus more administrative real estate, other source of funding? A Sure. We were fortunate enough when we founded Brink that we had two founding sponsors that put in money essentially to provide for all of our operational costs, which initially were things like lawyers to get the 501, accountants getting bank accounts, things like that, and office space. A And now that includes things like my salary, Emily, who helps run the office and operations and accounting. And all of that is taken care of from our generous founding sponsors, wences Casares and John Feffer. A And so we can say that every new dollar that comes in, every new VanEck dollar, every new dollar that comes in via, uh, a lightning donation or a credit card donation goes towards the developers in terms of what it looks like, um, exactly cost to go right to the developers, versus things, um, that go towards supporting the developers. A Uh, I don't know if I have an exact breakdown of that, um, but I think we're somewhere around 85% of our spend in a given year goes towards the developers in one way or another. A Like I mentioned, those other 15% is operational costs that's covered by our founding sponsors. So thanks to them. E That's fantastic. And I remember that was one of the first questions we had asked. And when you came back with that, that really sort of opened our eyes and I think helped differentiate, not to name the other groups, because there certainly are a lot of other organizations out there that are doing some great work with donations. E But outside of that, what else do you feel really sets brink apart, um, in this space? In the developer space?

A Sure. I think there's a few different organizations. Some of those are nonprofit, some of those are technically for profit, um, or they're, um, venture funded. And they put money towards bitcoin research, bitcoin development, um, and some of our peer nonprofits in the space, like HRF and opensats, they put money towards bitcoin development as well. A Um, I think what differentiates brink is our focus on bitcoin development. So I think our peers have, ah, maybe a broader mission. And while I think we would all probably support that broader mission, we really are focused on bitcoin core development, um, and hardcore interesting engineering challenges that aren't necessarily always a new change to bitcoin, but just securing and maintaining what we already have. A And so by focusing on a single piece of software, we think our dollars can go a little bit further. Every dollar that goes towards a bitcoin core developer that brink brings on goes a little bit further, we think, because we have things like monthly engineering calls where the topic is always something bitcoin core related. A So you have this sort of permeation of ideas within the group. Um, and we recently started publishing those discussions on our YouTube channel, and we can plug that later in the discussion. A But when you have a focus, you're able to have a little bit, some economies of scale, because we're supporting people working on the same piece of software. And so all the discussions around that software, when we're going to conferences, we're going together to, um, go to a meeting or have a discussion. A Um, I think having it focused is really our differentiator to some of the other folks in the space. D Gloria, I can see you have your hand up. A Go ahead.

F Ah, yeah. Um, I just wanted to add on to that, and, uh, I am very grateful for all the funding organizations out there, and I think it's important to point out that there are a lot of necessary components in funding, I think. F So we focus on bitcoin core and security and testing and maintenance. Um, but there are a lot of organizations that kind of give one off grants to try to explore new ideas and applications or usability or design. F And that's really, really important because adoption kind, um, of at the level of user interface, um, a lot of times you just need to experiment and it's okay if things fail. F Um, and it's good to have those things very well scoped and have short term kind of goals. Um, but like I said before, our grant committee, which consists of protocol developers, is kind of, we realize we're a bit uniquely positioned, um, to be able to look at grants, grant applications that are not for these sexy new features, even though that is a really important part of developing bitcoin and kind of the greater ecosystem. F Um, and so I don't know if it's all right, I'll spend some time going over kind of examples of, kind of testing and. Okay, cool. Um, uh, Michael and I are both maintainers, and a lot of what we do is review a lot of what fanquake does is really nitty gritty hunting, uh, down this bug, where at the end of the day, the end result is, yeah, we can still make a reproducible build for these platforms. F Um, and there are so many things that are required for keeping the lights on that requires years and years of expertise. Like, vanquake knows more about the build system than I think anyone ever will. Um, and part of our job is to understand how things work. F Right. It takes a lot of context, um, to think about things at, ah, this level. And bitcoin has so many, um, very optimized pieces of code for its very special design goals.

F So it takes a really long time to be able to reason about the security of something like block relay. Um, and then to highlight someone else, I'll pass on to sanquik if he wants to talk more about this. Um, we have Nicholas, who is our resident bounty bug hunter. F Um, he and his testing infrastructure, which again, um, brink helps pay for, find pretty kind of security critical bugs. Um, and actually, in the past couple months or so, some of those have been disclosed. F But at, ah, protocol development, where we have so many downstream projects and development cycles are not as fast as other kind of application level things might be. It takes a really long time for, um, disclosures to be made public. F Um, and so let's see, I personally have a couple of projects that are very long term, like multi year, very big kind of structural changes that require a lot of, um, lightning protocol developers to chime in on. F And so it's this very long term thing where I can't go every year and say, hey, I have this new feature. I'm going to get it done in six months. It's going to be deployed. There's not as many kind of dopamine hits, I guess, that a lot of grant application, uh, funding people might be looking for. F Um, but like I said, the security disclosures, the expertise built over a long time, these multi year projects, um, these are things that the brink grant committee is kind of really good at, uh, um, looking at. F And whereas for other funds, like, sorry, I don't want to call out names, but if they have a lot of things that they are looking at, um, maybe it's quite difficult, right, to look so deeply into grant applications and grantees. F Um, and so that's why those are some examples of why brink does what it does. Um, and why that's important. Okay, Fanquay, do you want to talk about maintenance or, sorry, passing, uh, it back to you?

D I saw Johnny with his hands up, too. B Hi. Um, yeah, I just want to say thank, um, you so much for VanEck, for, uh, agreeing to financially support brink. Um, and I actually think it's quite a significant moment, um, because if you look at, uh, brink's other kind of financial supporters, it's like, uh, marathon, the bitcoin miner, uh, or crypto exchanges like coinbase, kraken, okcoin, they're all kind of pure play cryptocurrency companies, and I think that VanEck is obviously not a pure play cryptocurrency company. B It's a kind of traditional financial firm with something like $70 billion worth of client assets. Um, and I think it's very significant that a company like Vaneck is sponsoring bitcoin, uh, core developers. B Um, and if you think about it, kind of understanding why the bitcoin core development is so important, um, there's a lot of nuance to that, and someone new coming to the space, um, might understand that. B So it's even difficult explaining to the pure play cryptocurrency companies why the work of Gloria, um, and Michael is so important and significant. Um, but the fact that a non crypto, pure play company like VanEck has understood that so well, uh, I think reflects very well on VanEck. B Um, and I think, it's a great thing in terms of sustainability and diversity of funding for bitcoin core that a new donor like VanEck has come in and made a very long term, ten year commitment. B Um, I think it's a very positive thing in terms of kind of diversity of funding, meaning that hopefully the financial standing of brink is going to be a lot stronger for a lot longer. So, yeah, I just want to say I think it's a very significant moment that funding is diversifying even more to kind of mainstream financial companies. B I think this is a very good kind of sophisticated decision from VanEck, which demonstrates that Vaneck has a really kind of strong or nuanced understanding of bitcoin. Um, and, yeah, I just want to say thank you very much to everyone at VanEck for this. D Yeah, it's our pleasure. And I want to just allay some possible concerns that VanEck is suddenly going to get into the weeds on specific opinions about possible changes or updates to the protocol. D That's not our core competency. It's important to us that such a high percentage of, uh, brink's donations go directly to devs. Like, if you guys were going to build some enormous new headquarters in London, I think you'd probably get a call from us, like, is that really the best use of funds? D But we're not going to inject ourselves into, um, contentious debates and start picking sides. Um, so everyone should be aware of that. Ah, but with that said, I think the audience would be curious to hear, from your perspective, some of the biggest challenges or debates that bitcoin core devs are having. D Um, how much, if any, uh, disagreement and debate there is internally on some of these issues and what you guys see as some of those larger decisions or challenges, uh, over the future of the protocol that need to get made. A Well, I'll speak maybe at the highest brink level without getting into maybe the protocol stuff. And if Gloria or Fanquake want to jump in, they can. Two things, um, brink is currently focused on are awareness of the important work that's being done, some of what Gloria got into about her and Vanquake, Nicholas's and others work, and why we need it. A And that leads directly to number two, which is providing funding so the developers can continue to do their work. Um, I think the core developers are always looking to bring on more developers. A Like we spoke earlier about the developer funnel, PR review, club mentoring. We mentioned bitcoin, Optec and the whole developer funnel. Um, if we're looking towards the know, obviously from a funding perspective, my personal goal is to increase the diversity of funding, like Johnny mentioned, um, diversity of funding sources that we have a robust and resilient and sustainable way to fund bitcoin engineering efforts. A Maybe looking towards the future from a technical perspective, I think all of our engineers are excited about improving the robustness of the software that we already have. Um, finding and squashing bugs, fuzz testing, like Gloria mentioned, I think improving performance and improving testing of the software. A Um, one place maybe where it gets a little applicable to a broader audience might, um, be looking forward. There's a lot of discussion about l two s on bitcoin, and those l two s are building on l one. A And to Gloria's credit, she's identified potential weaknesses and potential improvements that could be made at the l one bitcoin layer to help with the security assurances that are needed by some of these layer two protocols, including lightning and other current and future proposed protocols. A And so I think those are two things that maybe I am, at a personal level, excited about securing l one and then maybe making some minor changes at the policy level so that we can support some of these l two s and their security assurances. D Yeah, that's a hugely important point. And, uh, in our weekly crypto huddle this morning, Jan Vaneck, CEO here, was again reiterating that in order for blockchain, uh, adoption to scale, uh, costs need to be predictable to end users, especially if they're larger players. D Uh, so yeah, I would love to hear a little bit about the specifics, uh, as to what can be done on the core to make, uh, l two s more usable and more widely adopted. A I will punt that one to Gloria. I know Gloria touched maybe on some of this earlier, but talking about peer to peer mempool policy stuff.

F Sure. Um, so I'm not the best person to, ah, ask about stuff on top of lightning. Um, and again, we're security focused. Most of my work is on, um, security when settling on chain. F Um, so I'm very bullish on the idea of l two s. Right. Basically, you get scaling by taking stuff off chain, right. Just put less on chain and you can do more. Um, and so you have these contracting protocols where you have new features or more privacy, and of course, very importantly, more scalability. F Um, and maybe you have more expressiveness in kind of the things that you build on top. But the idea is that at the end of the day, you have the same security model because you'll always be able to settle on chain. F Um, you have these smart contracts where you've enumerated all the spending paths of this utxo or this piece of bitcoin in your bitcoin transactions, in your script. F Um, and so if something goes wrong, you can always settle on chain if somebody tries to cheat. Um, and so most of my work is around. Okay, but what if you can't? Um, so, uh, my projects are largely centered around transaction relay censorship. F Um, so for listeners that have heard of what mempool is, um, there's a lot of, uh, funny games that you can play. Um, transaction relay is complex and there's a lot of kind of conflicting design goals as it is this decentralized structure where hopefully you can connect to anyone on the peer to peer network broadcast your transaction. F Um, and because people all want to hear about transactions, it's going to propagate to miners. Um, but of course there's security concerns, there's denial of service attack kind of preventions, there's incentive compatibility concerns where, um, well, if you get transactions, you want to keep the ones that are high fee rate because that's likely what's going to get mined, et cetera, et cetera.

F There's all these kind of interesting trade offs and design goals that are present. Um, and so you can find funny games a lot of times related to these interactions between these design goals where we've made a trade off that is not exactly ideal. F Um, this is quite abstract. I don't think I should get into the exact details. Um, but it's all about transaction related censorship. D Thank you. One, um, other question that I think people may be wondering is if Brink has taken a house view on ordinals and BRC twenty s, and if those are additive to bitcoin, or if there is challenges that they present. D Is there cohesiveness, uh, among the team on that topic? A This might be a good opportunity to reiterate, ah, a couple things about how brink is structured. Um, Matt, I think you mentioned earlier in the discussion that the VanEck donation was made no strings attached to Brink. A And similarly, Brink's relationship with our grantees and engineers is similar in that we are hiring folks that are doing great work and want them to continue doing that great work. A We would like, love to provide them with resources, whether that's meetings, travel expenses, server expenses, introducing them to somebody who's working on something similar, et cetera, to further that work that they've already planned on doing. A But we do not direct any of the developers initiatives, um, other than, like I said, helping them in doing what they're already doing. So that is maybe some prerequisite information to the question about what is Brink's stance on ordinals. A Um, Brink is a collection of individuals, and those engineers have their own opinions on things like ordinals. I don't care to comment myself, um, but Gloria, or Fanquake, if you wish to comment, you are of course free to do so. D Yeah, it's okay if there's know from our perspective, if we can fund some plane tickets, some travel, uh, so that folks can communicate any and all issues transparently and resolve them before there's major conflicts, then it's money well spent. F I can maybe say something. Um, first of all, I want to second that nobody, uh, in brink leadership like Mike and I have never, he's never asked me to take a stance on ordinals. F Um, that's never been a part of opinions about what should and shouldn't be. Like, that's never been a part of any conversation that I've had, um, with or between grant type stuff. F And I'll also throw out there that ah, we'll argue in the office, we will have different opinions on what should be done about things. And um, this is not to say that we're dysfunctional, but there's a lot of kind of intellectual autonomy and independence that's offered to bring grantees, um, and just kind of people in protocol development and bitcoin core, I think as, ah, for ordinals. F Um, I get asked about it a lot because, um, I think there's a lot of mempool related discourse on it. Um, I guess I'll just say that people seem to really feel like it needs to be a protocol development issue when most of the opinions are about its use case. F Right. I think people care. People, when they care, they care about, is this a place for storing data or is it money? Do we like nfts? We don't like nfts, and that's not very relevant when talking about protocol development. F Um, and maybe this is opinionated in itself, but, um, that's not what we talk about on a day to day. Like I was saying, a lot of the trade offs we're talking about is like, oh, do you want to be more dos resistant, or do you want to focus more on the incentive compatibility matching of these transactions? F We're not really at a protocol level thinking like, oh, should we filter based on use case? Um, hopefully I've satisfied the question, but, um, that's all I'll say. B Yeah, I would just add to that is that I don't particularly think the ordinals issue is causing, or has the potential to cause many kind of big disagreements or problems or issues in the technical community. B Um, and I don't think it's likely to result in, like, a kind of major dispute or war. And obviously, the background or context for that is that in kind of 2015 to 2017, there was kind of a big dispute in the bitcoin space about the block size. B And that dispute did affect the bitcoin protocol, so it had the potential to cause big, uh, problem. Whereas I think with ordinals today, uh, I don't think it's a major issue. And as Gloria said, it doesn't really impact the bitcoin protocol, mean that, know, you can look on Twitter, and of course there are people arguing about it, and some know are pro ordinals, some people don't like it. B Um, the people that do like ordinals are trying to use other people's negative view on ordinals as kind of marketing. Um, but I just think that's kind of limited to a few people on Twitter. B Um, and I really don't think there is any major dispute issue or problem at all within the m bitcoin technical community, or even the non technical community, to be honest, about ordinals or NFT on bitcoin. B I just don't see it as a big problem or dispute at all. And I'd say it's nothing like the block size wars of a few years ago. So I don't know if that's helpful. Yes, it is.

D Thank you. I just have one final question, and it's very much a softball. So, actually, I'm going to pause here and see if, uh, any of the speakers have anything they want to say, or Kyle or anyone has questions. A Okay. D Uh, so, Mike, how can listeners stay updated, know brink and the progress and, uh, the developers who are involved? A Sure. There's a bunch of good ways to keep in touch with us, uh, at brink, as well as developments more broadly in the bitcoin technical community of which we're a part. Uh, first, you can follow us on Twitter. A We'll amplify content that brink engineers have created, whether that's on our podcast or our engineering chat, video chats, or, um, any of the blog posts that we've put out. A Gloria mentioned. We recently highlighted, um, some bugs that Nicholas had found, and he did a write up, um, for us on the blog about that. And we also have a video of him describing some of the infrastructure around how he found a bug like that, or bugs like that. A In the future, you, um, can check out our YouTube channel, which I mentioned, that has our engineering focused chats that we publish, um, after we record them with our engineers about bitcoin tech, but also including special guests explaining their work to bring engineers for Q A. A I'd also recommend subscribing to bitcoin Optech, bitcoinopsops.org. Uh, Gloria had mentioned it earlier. It's a weekly newsletter and weekly podcast that covers developments in the bitcoin technical space, as well as lightning and other things being built on top of bitcoin. A It gives you a digest of what's happening in the technical community so that you don't have to go around to all these different technical sources and repositories to look at the code changes yourself. And we also, um, as I mentioned, we do a weekly podcast that covers that in audio format on Thursdays. A So check that out. And oftentimes, we have brink engineers on, um, the podcast and also highlight their work in that newsletter as well. And, of course, if you're interested in supporting the work that these very important engineers are doing on bitcoin, check out brink Dev Brink de V, which is our website where you can find the blog, you can find our social media, you can find our videos, and you can find ways to donate and support what they're working on. A Because, like I said in the beginning, this is a voluntary, um, decentralized way of supporting bitcoin development. So it's up to us to understand and find value in this and support it, um, because there's no one else other than the community to do so. A So there's your call to action. D Thank you. Uh, yeah, we're thrilled with this partnership. Um, think it's the best way to get dollars back into the hands of the developers who need it. And you can do that with purchase of an ETF. D So thank you, everyone, for taking the time. Um, Gloria, uh, Johnny, Mike, everybody, and all the listeners. And look forward to hopefully more updates, uh, more calls like this, and hopefully lots of dollars flowing. D Thank you, everybody. A Thank you, VanEck. VanEck Bitcoin Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting vaneck.com/hodl. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 800.826.2333.